Filed Pursuant to Rule 433 Registration No. 333-132911
Subject to Completion Preliminary Term Sheet dated March 5, 2008

Units

Accelerated Return Bear Market Notes
Linked to the S&P GSCI™ Crude Oil Index—Excess Return
due March , 2009
$10 principal amount per unit
Term Sheet No.

Merrill Lynch & Co., Inc.

*Expected Pricing Date**	*March , 2008*
*Settlement Date**	*March , 2008*
*Maturity Date**	*March , 2009*
CUSIP No.	

Accelerated Return Bear Market Notes

- *3-to-1 upside exposure if the S&P GSCI™ Crude Oil Index—Excess Return decreases, subject to a cap of 17.5% to 22.5%*
- *A maturity of approximately 53 weeks*
- *1-to-1 downside loss up to the original public offering price per unit if the S&P GSCI™ Crude Oil Index—Excess Return increases*
- *No listing on any securities exchange*
- *No periodic interest payments*

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

Merrill Lynch

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement ARNB-4.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate, First Republic Securities Company, LLC, is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$
Underwriting discount	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in March or April 2008, the settlement date may occur in March or April 2008 and the maturity date may occur in March or April 2009. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Standard & Poor’s®”, “S&P GSCITM” and “S&P®” are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

Merrill Lynch & Co.

March    , 2008

Summary

The Accelerated Return Bear Market Notes Linked to the S&P GSCITM Crude Oil Index—Excess Return due March     , 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. designed for, but not limited to, investors (i) who anticipate that the level of the commodity-based S&P GSCITM Crude Oil Index—Excess Return (the “Index”) will decrease moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on the calculation date shortly prior to the maturity date of the Notes or (ii) who want to invest in such a security for risk diversification purposes. Investors must be willing to forego interest payments on the Notes and willing to accept a repayment that is capped and that may be less, and potentially significantly less, than the original public offering price of the Notes if the Index increases.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 20%, the midpoint of the range of 17.5% and 22.5%. The green line reflects the hypothetical returns on the Notes, while the blue dashed-line reflects the hypothetical return of an investment in the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, assuming a hypothetical Starting Value of 1,266.70, the closing level of the Index on February 27, 2008 and a Capped Value of $12.00, the midpoint of the range of $11.75 and $12.25.

Example 1—The hypothetical Ending Value is 125% of the hypothetical Starting Value:

Hypothetical Starting Value: 1,266.70

Hypothetical Ending Value: 1,583.38

$10 -	($10	×	(1,583.38 - 1,266.70))	= $7.50
1,266.70

Payment at maturity (per unit) = $7.50

Example 2—The hypothetical Ending Value is 95% of the hypothetical Starting Value:

Hypothetical Starting Value: 1,266.70

Hypothetical Ending Value: 1,203.37

$10 +	($30	×	(1,266.70 - 1,203.37))	= $11.50
1,266.70

Payment at maturity (per unit) = $11.50

Example 3—The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value: 1,266.70

Hypothetical Ending Value: 1,013.36

$10 +	($30	×	(1,266.70 - 1,013.36))	= $16.00
1,266.70

Payment at maturity (per unit) = $12.00  (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for a hypothetical Starting Value of 1,266.70 (the closing level of the Index on February 27, 2008) and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date for each unit of Notes;
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of Notes; and
▪	the pretax annualized rate of return of an investment in the Index Component (as defined below) included in the Notes.

The table below assumes a Capped Value of $12.00, the midpoint of the range of $11.75 and $12.25.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the Index Component included in the Index (1)(2)
886.69	-30.00%	$12.00	20.00%	18.71%	-32.10%
1,013.36	-20.00%	$12.00	20.00%	18.71%	-20.73%
1,140.03	-10.00%	$12.00	20.00%	18.71%	-10.07%
1,165.36	-8.00%	$12.00 (4)	20.00%	18.71%	-8.01%
1,190.70	-6.00%	$11.80	18.00%	16.91%	-5.98%
1,228.70	-3.00%	$10.90	9.00%	8.63%	-2.97%
1,247.70	-1.50%	$10.45	4.50%	4.36%	-1.48%
1,260.37	-0.50%	$10.15	1.50%	1.47%	-0.49%
1,266.70 (3)	0.00%	$10.00	0.00%	0.00%	0.00%
1,330.04	5.00%	$9.50	-5.00%	-4.97%	4.84%
1,393.37	10.00%	$9.00	-10.00%	-10.07%	9.57%
1,520.04	20.00%	$8.00	-20.00%	-20.73%	18.71%
1,646.71	30.00%	$7.00	-30.00%	-32.10%	27.47%
1,773.38	40.00%	$6.00	-40.00%	-44.32%	35.89%
1,900.05	50.00%	$5.00	-50.00%	-57.64%	44.00%
2,026.72	60.00%	$4.00	-60.00%	-72.40%	51.85%
2,153.39	70.00%	$3.00	-70.00%	-89.19%	59.45%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from March 5, 2008 to March 12, 2009, a term expected to be approximately equal to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Index Component underlying the Index that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the closing level of the Index on February 27, 2008. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the assumed Capped Value of $12.00 (the midpoint of the range of $11.75 and $12.25).

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Risk Factors

Risk Factors An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

▪	Any positive return is limited by the Capped Value.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Ownership of the Notes will not entitle you to any rights with respect to the futures contract or commodity included in the Index.

▪	Trading in the Index Component can be volatile based on a number of factors that we cannot control.

▪	Suspension or disruptions of market trading in the commodity and related futures markets, or in the Index, may adversely affect the value of the Notes.

▪	The Notes will not be regulated by the CFTC.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain

Additional Risk Factors

The Index is a rolling index

The Index is composed of a futures contract on a physical commodity. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contract that comprises the Index approaches the month before expiration, it is replaced by a contract that has a later expiration. This process is referred to as “rolling”. If the market for this contract is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. Instead, this market may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months, thereby creating a negative “roll yeild”. There is no indication that this market will consistently be in contango or that there will be a negative roll yield in future performance. The “roll yields” could affect the level of the Index and the value of the Notes.

The Notes include the risk of a concentrated position in one commodity

The exchange-traded physical commodity underlying the futures contract included in the Index is linked only to crude oil. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a single industry. Accordingly, a decline in value in crude oil would adversely affect the performance of the Index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. These or similar changes could result in a decrease in the level of the Index and hence in the value of the Notes.

The Notes are linked to the S&P GSCITM Crude Oil Index—Excess Return, not the S&P GSCITM Crude Oil Index—Total Return

The Notes are linked to the S&P GSCITM Crude Oil Index—Excess Return, not the S&P GSCITM Crude Oil Index—Total Return. The S&P GSCITM Crude Oil Index—Excess Return reflects returns that are potentially available through an unleveraged investment in the Index Component. By comparison, the S&P GSCITM Crude Oil Index—Total Return is a total return index which, in addition to reflecting the same returns of the S&P GSCITM Crude Oil Index—Excess Return, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the Notes are linked to the S&P GSCITM Crude Oil Index—Excess Return and not the S&P GSCITM Crude Oil Index—Total Return, the return from an investment in the Notes will not reflect this total return feature.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will depreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index increases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of any rights with respect to the futures contract or commodity included in or tracked by the Index.

▪	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will appreciate from the Starting Value to the Ending Value or that the Index will not depreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 17.5% and 22.5%.

▪	You seek interest payments or other current income on your investment.

▪	You want an investment that provides you with rights with respect to the futures contract or commodity included in or tracked by the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

All disclosure contained in this term sheet regarding the S&P GSCITM Commodity Index and the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”). ML&Co. and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of ML&Co., the calculation agent nor MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The S&P GSCITM Commodity Indices

The Index (Bloomberg, L.P. symbol “SPGCCLP <Index>“) is a sub-index of the S&P GSCITM Commodity Index (the “S&P GSCI”), which is determined and published by Standard and Poor’s (“S&P”). The S&P GSCI is designed as a benchmark for investment in the commodity markets and as a measure of commodity market performance over time. The S&P GSCI is also designed as a “tradable” index that is readily accessible to market participants. To achieve these objectives, the S&P GSCI is calculated primarily on a world production-weighted basis and comprises physical commodities that are actively traded in liquid futures markets.

The Goldman Sachs Group first began publishing the S&P GSCI, of which the Index is a sub-index, in 1991. In addition, although the S&P GSCI was not published prior to that time, Goldman Sachs calculated the historical value of the S&P GSCI and related indices beginning on January 2, 1970, based on actual prices from that date forward and the selection criteria, methodology and procedures in effect during the applicable periods of calculation (or, in the case of all calculation periods prior to 1991, based on the selection criteria, methodology and procedures adopted in 1991). The S&P GSCI was normalized to a value of 100 on January 2, 1970, in order to permit comparisons of the value of the GSCI to be made over time. S&P acquired the indices in February 2007.

S&P GSCI Methodology

The S&P GSCI Index Methodology is divided into five substantive sections: (1) the selection criteria for inclusion of contracts in the S&P GSCI; (2) the methodology for determining the weight of each such contract; (3) the methodology for determining the contract expirations of each contract included in the S&P GSCI; (4) the methodology for determining the normalizing constant used in calculating the value of the S&P GSCI; and (5) the methodology for calculating the value of the S&P GSCI. Together, these elements determine the value of the S&P GSCI on any given day, which is equal to the total dollar weight of the S&P GSCI divided by a normalizing constant that assures the continuity of the S&P GSCI over time.

S&P GSCI Index Committee

The S&P GSCI Index Committee (the “Committee”) oversees the daily management and operations of the S&P GSCI, and is responsible for all analytical methods and calculation in the sub-indices, including the Index. The Committee is comprised of three full-time professional members of S&P’s staff and two members of the Goldman Sachs Group. At each meeting, the Committee reviews any issues that may affect index constituents, statistics comparing the composition of the indices to the market, commodities that are being considered as candidates for addition to an index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting commodities, or other matters.

S&P has established an Index Advisory Panel (the “Panel”) to assist it in connection with the operation of the S&P GSCI. The Panel meets on an annual basis and at other times at the request of the Index Committee. The principal purpose of the Panel is to advise the Index Committee with respect to, among other things, the calculation of the S&P GSCI, the effectiveness of the S&P GSCI as a measure of commodity futures market performance and the need for changes in the composition or methodology of the S&P GSCI. The Panel acts solely in an advisory and consultative capacity and does not make any decisions with respect to the composition, calculation and operation of the S&P GSCI.

Contract Eligibility Requirements

To be eligible for inclusion in the S&P GSCI, a commodity futures contract (a “Contract”) must:

(i)	be based on a physical commodity and may not be based on a financial commodity;

(ii)	have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified time period, in the future;

(ii)	at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement;

(iv)	be denominated in U.S. dollars;

(v)	be traded on or through a trading facility that has its principal place of business in a country that is a member of the Organization for Economic Cooperation and Development that:

(a)	makes price quotations generally available to its members in a manner that provides reasonably reliable indications of the level of the particular market at any given point in time;

(b)	makes reliable trading information available to S&P so that S&P can make monthly determinations

(c)	accepts bids and offers from multiple participants or price providers; and

(d)	is accessible to a sufficiently broad range of participants;

(vi)	include a reference or benchmark price that has been available on a continuous basis for at least two years prior to the proposed date of inclusion, provided that in appropriate circumstances, S&P, in consultation with the Committee, may determine that a shorter time period is sufficient or that historical Reference Prices for such Contract may be derived from Reference Price for a similar or related Contract;

(vii)	include a Reference Price for such Contract which must be published between 10:00 AM and 4:00 PM in New York City, on each business day on which the relevant trading facility (the “Facility”) is open and trades in the Contract.

(viii)	have available volume data for at least three months immediately preceding the date on which the determination is made;

(ix)	be traded over a sufficient time period on each day so as to sufficiently support the tradability of the S&P GSCI taken as a whole; and

(x)	satisfy volume trading requirements and certain percentage dollar weight requirements.

Currently twenty-four contracts meet the eligibility requirements for inclusions in the S&P GSCI.

Contracts Included in the S&P GSCI for 2008
Trading Facility	Commodity (Contract)	Ticker	2007 Contract Production Weight	2008 Contract Production Weight	2008 Average Contract Reference Price ($)	2007 Percentage Dollar Weight	2008 Reference Percentage Dollar Weight	Total Dollar Traded Value (USD bn)	2008 Trading Volume Multiple
CBT	Wheat (Chicago)	W	15,780.51	17,608.84	5.298	3.14%	3.40%	501.2	98
KBT	Wheat (Kansas)	KW	5,505.581	4,038.438	5.399	1.12%	0.79%	117.1	98
CBT	Corn	C	24,061.91	25,047.14	3.618	3.27%	3.30%	1,058.0	213
CBT	Soybeans	S	6,365.684	6,727.534	7.511	1.79%	1.84%	1,066.3	386
ICE – US (formerly NYBOT)	Coffee "C"	KC	16,286.43	16,531.1	1.144	0.70%	0.69%	210.2	203
ICE - US	Sugar #11	SB	309,190.4	321,233.7	0.105	1.22%	1.23%	228.2	123
ICE - US	Cocoa	CC	3.2188	3.47784	1746.583	0.21%	0.22%	57.6	173
ICE - US	Cotton #2	CT	42,063.77	44,904.52	0.550	0.87%	0.90%	156.7	116
CME	Lean Hogs	LH	59,656.22	60,793.40	0.689	1.54%	1.53%	197.6	86
CME	Cattle (Live)	LC	77,822.17	80,690.59	0.931	2.72%	2.74%	320.1	78
CME	Cattle (Feeder)	FC	15,302.12	13,826.24	1.075	0.62%	0.54%	63.3	78
NYM / ICE	Oil (WTI Crude)	WTI	14,323.18	14,822.0	65.356	35.12%	35.32%	10,058.4	190
NYM	Oil (#2 Heating)	HO	82,735.08	69,165.06	1.855	5.76%	4.68%	1,332.1	190
NYM	Oil (RBOB)	RB	19,369.38	66,013.97	1.889	1.37%	4.55%	1,294.5	190
ICE – UK (formerly IPE)	Oil (Brent Crude)	BRT	5,852.833	5,373.649	66.559	14.62%	13.04%	3,713.8	190
ICE - UK	Oil (Gasoil)	GO	231.3952	216.2461	577.542	5.01%	4.55%	1,296.8	190
NYM / ICE	Natural Gas	NG	28,946.93	28,870.6	7.102	7.71%	7.48%	4,031.7	360
LME	Aluminum (High Gd. Prim.)	IA	33.1836	34.922	2742.167	3.41%	3.49%	2,705.6	517
LME	Copper - Grade A	IC	15.18	15.46	7112.208	4.05%	4.01%	3,562.5	592
LME	Standard Lead	IL	6.594	6.752	2093.208	0.52%	0.52%	229.9	297
LME	Primary Nickel	IN	1.152	1.20	37539.583	1.62%	1.64%	803.1	326
LME	Zinc (Special High Grade)	IZ	9.302	9.672	3665.208	1.28%	1.29%	1,069.6	552
CMX	Gold	GC	83.14184	81.5343	655.300	2.04%	1.95%	1,232.4	422
CMX	Silver	SI	584.5006	605.7201	13.073	0.29%	0.29%	363.9	840

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW (as defined below) and the appropriate “roll weight,” divided by the total dollar weight of the S&P GSCI on the preceding day, minus one.

The total dollar weight of the S&P GSCI is the sum of the dollar weight of each of the underlying commodities. The dollar weight of each such commodity on any given day is equal to (i) the daily contract reference price, (ii) multiplied by the appropriate CPWs and (iii) during a roll period, the appropriate “roll weights” (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI calculation.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. Since the S&P GSCI is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI also takes place over a period of days at the beginning of each month (referred to as the “roll period”). On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If any of the following conditions exists on any day during a roll period, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist: (i) no daily contract reference price is available for a given contract expiration; (ii) any such price represents the maximum or minimum price for such contract month, based on exchange price limits; (iii) the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time (in such event, S&P may determine a daily contract reference price and complete the relevant portion of the roll based on such price, but must revise the portion of the roll if the trading facility publishes a price before the opening of trading on the next day); or (iv) trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll will be effected in its entirety on the next day on which such conditions no longer exist.

Contract Expirations

Because the S&P GSCI is composed of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations.” The contract expirations included in the S&P GSCI for each commodity during a given year are designated by S&P, in consultation with the Panel, provided that each such contract must be an “active contract.” An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI.

The S&P GSCI—Excess Return

The S&P GSCI—Excess Return (the “S&P GSCI—ER”) is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy. The S&P GSCI—ER represents the return of a portfolio of commodity futures contracts included in the S&P GSCITM, the composition of which, on any given day, reflects the contract production weight (“CPW”) and “roll weights” of the contracts included in the S&P GSCI.

The value of the S&P GSCI—ER on any given day is equal to the product of (i) the value of the S&P GSCI—ER on the immediately preceding day multiplied by (ii) one plus the contract daily return on the day on which the calculation is made. The value of the S&P GSCI—ER is indexed to a normalized value of 100 on January 2, 1970.

Standard & Poor’s calculates and publishes the value of the S&P GSCI—ER and the Index, continuously on each business day, with such values updated every several minutes. Standard & Poor’s publishes an official daily settlement price for the Index on each business day between 4:00 PM and 6:00 PM in New York City.

Composition of S&P GSCI Sub-Indices
Sub-Index	2007 PDW	2008 RPDW	Included Commodities
Energy	69.60%	69.62%	Crude Oil (and supporting contracts) and Natural
			Gas
Non-Energy	30.40%	30.38%	All commodities not included in Energy Sub-Index
Petroleum	61.88%	62.14%	Crude Oil (and supporting contracts) Corn, Wheat (Chi. & Kan.), Soybeans, Coffee,
Agricultural	12.31%	12.39%	Cocoa, Sugar, and Cotton
Livestock	4.88%	4.81%	Lean Hogs, Live Cattle and Feeder Cattle
Industrial Metals	10.88%	10.95%	Aluminum, Copper, Lead, Nickel and Zinc
Precious Metals	2.33%	2.24%	Gold and Silver

The S&P GSCI Crude Oil Index—Excess Return

As presently constituted, the only contract in the S&P GSCI™ used to calculate the Index is the WTI crude oil futures contract (the “Index Component”) traded on the New York Mercantile Exchange, which takes into account the trading volume of the Intercontinental Exchange WTI crude contract. The WTI crude oil futures contract included in the Index changes each month because the contract included in the Index at any given time is currently required to be the WTI crude oil futures contract traded on the New York Mercantile Exchange with the closest expiration date (the “front-month contract”). The front-month contract expires each month on the third business day prior to the 25th calendar day of the month. The Index incorporates a methodology for rolling into the contract with the next closest expiration date (the “next-month contract”) each month. The Index gradually reduces the weighting of the front-month contract and increases the weighting of the next-month contract over a five business day period commencing on the fifth business day of the month, so that on the first day of the roll-over the front-month contract represents 80% and the next-month contract represents 20% of the Index, and on the fifth day of the roll-over period (i.e., the ninth business day of the month) the next-month contract represents 100% of the Index.

The following graph sets forth the historical performance of the Index in the period from January 2003 through February 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On February 27, 2008, the closing level of the Index was 1,266.70.

“The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P’s does not make any representation or warranty, express or implied, to the owners of Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P GSCI or the Index to track general commodity market performance. S&P’s only relationship to MLPF&S is the licensing of certain trademarks and trade names of S&P and of the S&P GSCI, which indices are determined, composed and calculated by S&P without regard to MLPF&S or the Notes. S&P has no obligation to take the needs of MLPF&S or the owners of the Notes into consideration in determining, composing or calculating the S&P GSCI or the Index. S&P is not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI OR THE INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MLPF&S, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI OR THE INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P GSCI OR THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The S&P GSCI (and the S&P GSCITM Crude Oil Index—Excess Return) is not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARNB-4 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a cash-settled financial contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as cash-settled financial contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement ARNB-4) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date.

Sale or Exchange of the Notes. Assuming that the Notes are properly characterized and treated as cash-settled financial contracts linked to the level of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange.

Possible Future Tax Law Changes. On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar (but not identical) to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, and whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARNB-4.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch and Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated by reference in this term sheet (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements) and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARNB-4 dated January 31, 2008:

      http://www.sec.gov/Archives/edgar/data/65100/000119312508016995/d424b2.htm

▪	MTN prospectus supplement, dated March 31, 2006:

      http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

      http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

      http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.